January 2011 Shareholder Update

Toronto, Ontario – January 24, 2011:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to provide the following update on the gold production increase and the installation of standby generators at the Blanket Mine in Zimbabwe.

Following the successful commissioning of the No. 4 Shaft Expansion Project at the end of September 2010, Blanket Mine commenced the production ramp-up to the targeted annualized rate of 40,000 ounces of gold by the end of 2010.  During the final 2 weeks of December, 2010, production reached an annualized rate of 39,670 ounces, determined after taking into consideration a Public Holiday on Christmas Day and downtime due to power interruptions during this period.

Monthly gold production from September 2010 to December 2010 was as follows:

Month	September	October	November	December
Gold Production (ounces)	1,740	1,841	1,521	2,865*

* Includes Work in Progress

The production rate achieved by the end of 2010 is over 99 per cent of the target of 40,000 ounces per year and represents a very substantial increase in Blanket’s production capacity.  More importantly the level of production achieved at the end of December 2010 conclusively proved that key aspects of the No. 4 Shaft Expansion Project, namely the underground crushing station, the automated skip loading system and the increased milling capacity all operate well within their design capacity.

Blanket is now in a position to address the historic under-investment in mine development, equipment and machinery.  Underground development work has commenced in order to ensure that production levels in years to come can be maintained, as well as providing platforms for underground exploration with a view to potentially increasing production above the currently planned rate of 40,000 ounces per annum.  This development work, in conjunction with re-investment in equipment and machinery, is expected to have a temporary effect on production in Quarter 1 of 2011, but it is still anticipated that Blanket will produce 40,000 ounces in 2011.

Blanket has experienced considerable unexpected delays with the delivery of the 33kV electrical switchgear which is required for the installation and commissioning of the four generating sets.  It is anticipated that the entire 10 Megawatt generating system will be operational by the end of March 2011 at which point Blanket will be able to maintain all mining, hauling and milling operations during interruptions to the electricity supply.  Subsequent to Blanket entering into a new supply agreement with the Zimbabwe Electricity Supply Authority, electricity supply has been more stable.  Whilst Caledonia welcomes the improvement in electricity supply it still believes it is prudent to proceed with its plans to equip Blanket with full standby generating capacity to safeguard production against any future power interruptions.

For more information, please contact:

Mark Learmonth              Alex Buck                    Martin Eales

Caledonia Mining                          BuckBias                                 RBC Capital Markets
Tel: +27 11 447 2499                       Tel: +44 7932 740 452            Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.